As filed with the Securities and Exchange Commission on January 16, 2004

Registration No. 333-82786

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HARTVILLE GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	333-82786	94-3360099
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1597 North Main Street, North Canton, Ohio	44720
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 305-1352

(Former name or former address, if changed since last report)

(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

JOSEPH I. EMAS

1224 WASHINGTON AVENUE

MIAMI BEACH, FLORIDA 33139

TELEPHONE NO.: (305) 531-1174

FACSIMILE NO.: (305) 531-1274

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per unit (1)	Proposed Maximum Aggregate Offering price	Amount of Registration Fee (2)

Common stock	7,093,684	$4.53 per share	$32,134,388.52	$2,600.00

Shares of Common Stock underlying Warrants	2,631,579	$4.53 per share	$11,921,052.87	$965.00

Total				$3,565.00	(3)

(1)	Based on the last sales price on January 15, 2004.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.
(3)	Previously paid $2,320.88 on November 20, 2003 pursuant to Form SB-2, file Number 333-82766.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2004

PROSPECTUS

HARTVILLE GROUP, INC.

9,725,263 SHARES COMMON STOCK

(INCLUDING SHARES UNDERLYING WARRANTS)

The selling shareholders named in this prospectus are offering all of our shares of common stock offered through this prospectus. Hartville Group, Inc. will not receive any proceeds from this offering.

This Prospectus covers the proposed registration of up to 9,725,263 shares of Common Stock ($ 0.001 par value) (the “Shares”) of Hartville Group, Inc. (“we”, “us”, “our” or the “Company”) for resale by the selling stockholders as listed herein. We will not receive any of the proceeds from the sale of the shares by the selling stockholders, although we will receive proceeds from the exercise of certain warrants (the underlying Shares of such warrants are being registered in this Prospectus). We will pay all expenses of registration incurred in connection with this resale offering, but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses. We will indemnify the selling stockholders against some liabilities, including liabilities under the Securities Act of 1933, as amended. We believe that the selling stockholders will sell the shares from time to time in the open market, on the Over-the-counter market, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under “Plan of Distribution.”

Our common stock is traded on the “Over the Counter” under the symbol “HTVL.” On January 15, 2004 the last reported sale price of our common stock was $4.53 per share. The shares of common stock offered pursuant to this prospectus are currently trading on the over-the-counter bulletin board.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled “ Risk Factors” on pages 6 through 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is: January     , 2004

All dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

You should read the following summary together with the more detailed information and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise noted, references in this prospectus to “Hartville”, “we”, “us” and “our” refer to Hartville Group, Inc. and its subsidiaries and not to the selling stockholders. You should read the entire prospectus, including the financial statements and related notes, before making a decision to purchase our securities.

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus. You should consider the information set forth under “Risk Factors” and our financial statements and accompanying notes that appear elsewhere in this prospectus.

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands.

Our principal offices are located at 1597 North Main Street, North Canton, Ohio 44720.

About The Company

Hartville Group, Inc. (“the Company”) is a holding company formed in the State of Nevada whose wholly-owned subsidiaries include Hartville Insurance Company, Ltd (“Hartville”) and Petsmarketing Insurance.com Agency, Inc. (“Agency”). Hartville is a reinsurance company that is registered in the Cayman Islands, British West Indies. Hartville was formed to reinsure pet health insurance that is currently being marketed by the Agency.

The Agency is primarily a marketing/administration company concentrating on the sale of its proprietary health insurance plans for domestic pets. Its business plan calls for introducing its product effectively and efficiently through a variety of distribution systems. The company presently accepts applications, underwrites and issues policies electronically. Petsmarketing, through its proprietary policy fulfillment system—PUPPS- has the capability to provide online quotes, generate specific applications, approve applications, issue policies, and monitor claim trends on a proactive basis. This capability enables the company to effectively manage and control losses. Also, having the ability to recognize loss trends early enables the company to amend underwriting guidelines quickly, thereby controlling and delivering appropriate underwriting margins.

Hartville takes a quota share participation on the pet health insurance originated by the Agency. The product, known as the Petshealth Care Plan works like most major medical plans for people. The plan pays eighty (80) percent of all veterinary costs and medications received for any covered illness or injury (accident) following the annual deductible of $100 per pet. Selected plans provide coverage for routine vaccinations, heartworm testing and flea preventive medications, dental cleanings, and all plans cover the cost to spay or neuter a pet. Pet owners are free to use any veterinarian in the United States and all plans provide a thirty-day risk free trial. In the event that a policyholder is not completely satisfied with the plan and if they have not filed a claim, they can return the policy within thirty days for a full refund (flat cancellation).

There are three plans offered, Basic, Value, and Choice, and they have the following per incident and policy limits, respectively:

Basic	$1,500/$8,000
Value	$3,500/$11,000
Choice	$5,000/$13,000

The current offering (policy) is restricted to only dogs and cats.

The Agency is licensed in 47 states and has filed applications with another 3 states with the objective to receive authorization to act as insurance agency in all 50 states of the United States.

Pet health insurance coverage has been successfully marketed in Europe for many years. The Company plans to follow the proven practices of the European market. The management has carefully researched the available market and has concluded that there is a significant demand in the U.S. for companion pet health insurance.

Studies by the American Veterinary Medical Association (AVMA), veterinary colleges, and market researchers have concluded there is a demand among pet owners and veterinarians for affordable, comprehensive pet health insurance. Articles in veterinary journals and consumer publications reinforce this demand and the high intrinsic value pet owners place on protecting their human-to-companion pet bonding.

To management’s knowledge, the U.S. has the largest population of companion animals in the world. Pets occupy an important place in more than 60% of all U.S. households. Management estimates that there are more than 112 million dogs and cats in the U.S. Management further estimates that, as a market, owners of companion pets include over 58 million (6 out of 10 households), and their numbers are growing. To management’s knowledge, each year consumers in this market spend more than $10.1 billion for the care of their pets.

Increasingly, companion animals are considered by their owners as “members of the family”. The American Animal Hospital Association (AAHA) reports that 81 percent of pet owners think of their pets as family members or even “children”. With growing frequency, young professionals, childless couples, “empty nesters”, and senior citizens report that they depend on their pets for companionship and emotional bonding.

A study conducted by the University of Nevada in 1995, entitled An Analysis of Pet Health Care Insurance concluded, “over half of U.S. pet owning households were willing to purchase health insurance for their pets.” The Wall Street Journal reported in early 1996 that hundreds of thousands of pet owners willingly pay “insurance premiums to ensure that their animals get first-rate health care coverage.”

Most HMO or “discount” plans are normally restricted to a limited number of local veterinary practices. Pet owners must patronize only those practices. The HMO-type plan is not portable to other veterinary practices or other parts of the U.S. when the owner is transferred or traveling, or if the owner has different veterinarian specialist needs for one of their pets. The number of participating veterinarians is relatively small. They are located primarily in the affluent suburbs. Such limited and local geographic plans emerged because of an absence of insurance alternatives. Pet owners continue to voice a strong demand for comprehensive veterinary health insurance coverage and the freedom to choose their own veterinarians, not unlike their own human health care needs.

The Resale Offering

Issuer	Hartville Group, Inc.

Securities Being Offered	7,093,684 shares of our common stock and 2,631,579 shares of our common stock underlying the warrants will be resold by our selling shareholders. The offering price will be determined by market factors and the independent decisions of the selling shareholders.

Warrants	The warrants are exercisable from the date on which they are issued (October 20, 2003) and provide for the purchase one share of our common stock at a purchase price of $1.90 per share, subject to adjustment. The Warrant includes, but not be limited to, an expiration date of three (3) years from the date of issuance or eighteen months of effectiveness of a registration statement, whichever is longer and a call provision if the average price of our Common Stock as listed on a nationally public securities market is 137% of the exercise price for a period of twenty consecutive trading days and the Registration Statement is effective for such twenty consecutive trading days, whereby the Company may call the Warrant and pay to the holder of the Warrant $0.001 per warrant.

Common Stock to be Outstanding after this resale offering	Before the exercise of any warrants: 10,114,890 Assuming the exercise of all the warrants: 12,746,469

Use of Proceeds	We will not receive any proceeds from the sale of our common stock by the selling shareholders.

SUMMARY FINANCIAL INFORMATION

The following is a summary of our financial data contained in this prospectus. This information reflects our operations for the period from December 31, 2002 to September 30, 2003 and as of September 30, 2003, 2003, are derived from, and are qualified by reference to, our financial statements which have been compiled by Terrance L. Kelley, our independent public accountant. The information below should be read in conjunction with our consolidated financial statements and notes included in this prospectus. Our historical operating results are not necessarily indicative of the results of any future period.

Summary Financial information

From December 31, 2002 to September 30, 2003
Net Income from Operating Activities	$442,943
Net Income per Common Share	$0.14
Net Cash Provided from Financing Activities*	$3,059,457
Total Shareholders Equity	$4,852

*	includes the Note from Samir Financial II, L.L.C. but does not include the subsequent private placement of $5,000,000 disclosed herein

Balance Sheet Data	As of September 30, 2003
Cash and Cash Equivalents	$2,972,929
Total current assets	$4,070,044
Total liabilities	$4,790,694
Total stockholders’ equity and additional paid in capital	$1,782,858
Total liabilities and stockholders’ equity and additional paid in capital	$6,573,552

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. We caution you to review the cautionary statements set forth in this prospectus and in our reports filed with the Securities and Exchange Commission and we caution you that other factors may prove to be important in affecting our business and results of operations. Please refer to “Risks Associated with Forward-looking Statements” on page 16.

Risks Related To Our Business

Our subsidiaries operate in the insurance industry which industry is volatile; risk of economic downturn.

The insurance industry has experienced substantial losses as a result of war and terrorist acts. As a result many companies have withdrawn from various markets. We have encountered problems in the reinsurance markets; however, to the best of managements’ knowledge, personal pets and livestock programs do not appear to be as significantly impacted from problems in the reinsurance markets resulting from war and terrorist acts.

Many other pet insurance companies have gone out of business.

There have been numerous companies that have sold or attempted to sell pet insurance in the United States, but are either no longer selling pet insurance or have gone out of business. As with our competitors, we believe that the development and growth of the market for pet insurance depends primarily on the effectiveness of our marketing activities in developing consumer awareness and acceptance. There is no assurance that we will be able to maintain adequate capitalization to finance our future growth, overcome the lack of consumer awareness and acceptance, and achieve sustained profitability.

We face increasing competition.

We have experienced increasing competition in the last two years. Our competitors include companies offering insurance programs similar to ours, pet health maintenance organizations, and pet clubs with discounted veterinary services from participating providers. If a sizable market for pet insurance develops, through our efforts or those of our competition, including our largest competitor, Veterinary Pet Services, Inc., we expect to face increasing competition in the future from companies with greater financial, marketing, and other resources because of the sizable potential market that we think exists. Our competitors may offer services or insurance products that are superior to or more price-competitive than our services and products. Our future success also depends on our ability to enhance our existing services and to offer products that meet the requirements of the marketplace. In addition, these competitive pressures or the cost of providing increased services could cause a decline in our profit margins and the level of profitability we might otherwise be able to achieve in the future.

We will be challenged to manage our anticipated growth.

Our commissions and premiums increased from $1,284,260 for the nine month period ended September 30, 2002 to $2,435,511 for the nine month period ended September 30, 2003, an increase of $1,151,251, primarily as a result of an increase in volume of premium sales. It is difficult to manage this growth, and our future success depends on our ability to implement and maintain:

•	successfully completing development efforts including expanding our sales and marketing programs;

•	favorable acceptance of any products marketed;

•	customer support programs

•	administrative support for sales and claims management;

•	recruitment and training of personnel; and

•	operation and financial control systems.

We may not successfully achieve some or all of these goals, and if so, our business and our financial condition would be adversely affected.

The impact of inflation and interest rates may affect our pricing and profitability.

We believe that the rate of inflation and interest rates may influence the pricing of our insurance policies and the profitability of our business. Inflation is a major factor in the cost of veterinary services. We may be forced to increase the price of our insurance products to meet rising veterinary costs, which may also affect our sales of insurance policies. Automatic credit card payments are a major source of payment for our policies. Increases in interest rates may discourage consumers from paying for their insurance policies with credit and result in lower sales.

We are subject to domestic Government regulation and licenses.

Most aspects of our operations are regulated by government agencies. Each state of the United States of America regulates the conduct of Insurance business within its borders. This is done by the Department of Insurance, a subdivision of the State Government. The Department sets forth the policies of insurance that may be sold in the state and licenses all persons that sell policies. Our 100% owned subsidiary Petsmarketing

Insurance.Com agency is licensed by 47 State Departments of Insurance. There can be no assurances that we will be able to maintain our licenses if current laws are materially altered or if current regulations are materially altered. Loss of any would have a material adverse effect on our business, financial condition and operating results.

We are subject to international Government regulation and licenses.

Our 100% owned subsidiary Hartville Insurance Company, Ltd is licensed as a reinsurance company by the government—Monetary Authority—of the Cayman Islands, British West Indies. The government regulates the kind of policies we may reinsure, who may manage our subsidiary, the way our subsidiaries’ finances are maintained, and the way the resources of our subsidiary may be invested. There can be no assurances that we will be able to maintain our licenses if current laws are materially altered or if current regulations are materially altered. Loss of any would have a material adverse effect on our business, financial condition and operating results.

We may not be able to protect our proprietary information.

We believe that trade secrets (including methodologies and practices) and other intellectual property rights will be critical to our success. To protect our rights in these various intellectual properties, we will rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. We cannot guarantee that our actions to protect our proprietary rights will be adequate, that third parties will not infringe or misappropriate intellectual property, or that we will be able to detect unauthorized use and take appropriate steps to enforce our rights. If we are unable to protect our proprietary rights adequately it would have a material adverse effect on the acceptance of our products and on our business, financial condition and operating results.

Business interruptions could keep us from furthering our marketing and business plan and increasing our revenues.

Natural or man-made disasters, such as fires, earthquakes, power losses, telecommunications failures, terrorist attacks, military operations and other events beyond our control may interrupt our operations. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages we incur could have a material adverse effect on our cash flows and success as an overall business.

If we lose our key personnel, our business and prospects may be adversely affected.

Our performance is dependent on the services of certain key employees, particularly W. Russell Smith III , Chief Executive Officer, our chief executive officer. The loss of services of any of our key employees could have a material adverse effect on our business and financial condition. We have “keyman” life insurance policy on W. Russell Smith III in the amount of $3,000,000. However, there can be no assurances that the proceeds of this insurance policy will be sufficient to offset the damage to us resulting from the loss of W. Russell Smith III.

We may need additional capital

Our capital requirements in connection with our operations will be substantial. Our management anticipates that we will require additional working capital in the future. There are no assurances that such additional capital will be available. Further, even if available, additional equity or convertible debt financing, if used, could result in substantial dilution of shareholder interests.

We do not intend to declare dividends

We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our securities, as a non-dividend paying stock may not appeal to certain investors.

Our revenues are affected by economic conditions

Our revenues and results of operations are likely to be influenced by general economic conditions. In the event of a general economic downturn or a recession in the United States and abroad, our clients and potential clients may substantially reduce their purchase of pet health insurance. Such an economic downturn may materially and adversely affect our business, financial condition and results of operations.

Risks Related To This Offering

Our stock price is volatile

Our common stock is currently traded in the over-the-counter market. Over-the-counter stocks may be subject to significant volatility. The market prices for securities of medical device companies, including our shares, have been volatile. It is likely that the price of our shares will fluctuate in the future. Many factors can impact the market price of our shares, such as announcements of new insurance products, changes in government regulation of insurance, changes in sales or earnings, and market conditions in general. The market price of our shares could also be adversely affected by future conversions of outstanding warrants.

Our shares are “Penny Stocks” which are subject to certain restrictions that could adversely affect the liquidity of an investment in us.

Our common stock is currently traded in the over-the-counter market at less than$5.00 per share. Such shares are referred to as “penny stocks” within the definition of that term contained in Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. These rules impose sales practices and disclosure requirements on certain broker-dealers who engage in certain transactions involving penny stocks. These additional sales practices and disclosure requirements could impede the sale of our securities, including securities purchased herein, in the secondary market. In general, penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is volatile and you may not be able to buy or sell the stock when you want. Accordingly, the liquidity for our securities may be adversely affected, with related adverse effects on the price of our securities.

Under the penny stock regulations, a broker-dealer selling penny stocks to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the Registered Representative and current quotations for the securities. A broker-dealer is additionally required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Our exercise of our right to call the Warrants will prevent the Holders from realizing any additional benefit from a possible increase in the price of our Common Stock.

We may call the warrants, of which underlying shares are being offered by this prospectus, and pay to the holder of the warrant $0.001 per warrant if the average price of our Common Stock as listed on a nationally public securities market is 137% of the exercise price for a period of twenty consecutive trading days and the registration statement is effective for such twenty consecutive trading days. Notice of our election to call the warrants would force holders, in order to avoid accepting the redemption price of $.001 per warrant, either to exercise the warrants by paying the exercise price or sell the warrants in the private. Holders would be forced to choose between these two actions at a time when they might otherwise wish to continue to hold the warrants.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our shareholders sell substantial amounts of our common stock in the public market, including shares registered in this prospectus, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Forward-Looking Statements

This prospectus includes forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. You should not rely on these forward-looking statements which apply only as of the date of this prospectus. These statements refer to our future plans, objectives, expectations and intentions. We use words such as “believe,” “anticipate,” “expect,” “will,” “intend,” “estimate” and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed in the preceding pages and elsewhere in this prospectus.

Risks associated with forward-looking statements.

This prospectus contains certain forward-looking statements regarding management’s plans and objectives for future operations, including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this prospectus includes or relate to:

(1)	Our ability to obtain a meaningful degree of consumer acceptance for our products now and in the future,

(2)	Our ability to market our products on a global basis at competitive prices now and in the future,

(3)	Our ability to maintain brand-name recognition for our products now and in the future,

(4)	Our ability to maintain an effective distributors network,

(5)	Our success in forecasting demand for our products now and in the future,

(6)	Our ability to maintain pricing and thereby maintain adequate profit margins,

(7)	Our ability to achieve adequate intellectual property protection and

(8)	Our ability to obtain and retain sufficient capital for future operations.

Use of Proceeds

The shares and the shares underlying warrants are being sold with this prospectus and are being sold by Selling Shareholders. We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

The Company’s Common Stock is currently traded in the over-the-counter (“OTC”) market and is listed on the OTC Bulletin Board, under the symbol HTVL.OB. The Company’s Common Stock had traded under the stock symbol VTLT on the OTC until September 17, 2002. The following is the range of high and low bid prices for the Company’s common stock for the periods indicated:

Quarter Ended	High	Low
December 31, 2001	$0.02	$0.02
March 31, 2002	$0.02	$0.02
June 30, 2002	$0.02	$0.02
September 30, 2002	$1.85	$1.75
December 31, 2002	$1.05	$1.01
March 31, 2003	$0.71	$0.63
June 30, 2003	$1.01	$0.95
September 30, 2003	$1.65	$1.48
December 31, 2003	$5.18	$5.25

The quotations set forth above reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions. As of December 31, 2002, there were approximately 61 holders of record of the Common Stock. We cancelled our preferred stock on October 20, 2003.

Dividends

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Instead, we intend to retain our earnings, if any, to finance the expansion of our business. The declaration and payment of dividends in the future, if any, will be determined by the Board of Directors in light of conditions then existing, including the company’s earnings, financial condition, capital requirements and other factors.

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

Other than the costs of preparing this Prospectus and a registration fee to the Securities and Exchange Commission, we are not paying any costs relating to the sales of shares of our common stock by the selling shareholders. Each of the selling shareholders, or their transferees, and intermediaries to whom such securities may be sold may be deemed to be an “underwriter” of the common stock offered in this prospectus, as that term is defined under the Securities Act. Each of the selling shareholders, or their transferees, may sell shares of our common stock from time to time for their own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon. The net proceeds from the sale of shares of our common stock by the selling shareholders will inure entirely to their benefit and not to ours.

The shares of our common stock may be offered for sale from time to time in regular brokerage transactions in the over-the-counter market, or through brokers or dealers, or in private sales or negotiated transactions, or otherwise, at prices related to the then prevailing market prices. Thus, they may be required to deliver a current prospectus in connection with the offer or sale of their shares of our common stock. In the absence of a current prospectus, if required, these shares of our common stock may not be sold publicly without restriction unless held by a non-affiliate for two years, or after one year subject to volume limitations and satisfaction of other conditions. The selling shareholders are hereby advised that Regulation M of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 will be applicable to their sales of these shares of our common stock. These rules contain various prohibitions against trading by persons interested in a distribution and against so-called “stabilization” activities.

The selling shareholders, or their transferees, might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the resale of these shares of our common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any sale of these shares of our common stock by Selling Shareholders, or their transferees, through broker-dealers may cause the broker-dealers to be considered as participating in a distribution and subject to Regulation M promulgated under the Securities Exchange Act of 1934, as amended. If any such transaction were a “distribution” for purposes of Regulation M, then such broker-dealers might be required to cease making a market in our equity securities for either two or nine trading days prior to, and until the completion of, such activity.

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. None of our selling shareholders are broker-dealers or have any affiliation with any broker dealers.

The following table provides as of November 19, 2003, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.	the number of shares owned by each prior to this offering;

2.	the percentage owned prior to the offering;

3.	the total number of shares that are to be offered for each;

4.	the total number of shares that will be owned by each upon completion of the offering; and

5.	the percentage owned by each upon completion of the offering.

Name of selling stockholder	Shares of Common Stock owned prior to offering(1)	Shares of Common Stock underlying the warrants owned prior to offering(2)	Shares of common stock to be sold (3)	Percent of Common Stock owned prior to offering (4)	Shares and Percentage of Shares Owned Upon Completion (5)
Barron Partners, LP	3,842,105	1,921,053	5,763,158	45.2%	*
Guerrilla Partners, LP Guerrilla IRA Partners, LP	526,316	263,158	789,474	6.2%	*
Michael Weiss	210,526	105,263	315,789	2.5%	*
Odin Partners	157,895	78,947	236,842	1.9%	*
Smith Annuity Trust	157,895	78,947	236,842	1.9%	*
Tom Weissenborn	52,632	26,316	78,948	*	*
Dick Chein	52,632	26,316	78,948	*	*
Peter S Lynch	210,526	105,263	315,789	2.5%	*
Pilot Ventures Trust	52,632	26,316	78,948	*	*
W Russell Smith, III	1,000,000	-0-	100,000	7.8%	900,000 (7.0%)
The Altavilla Family Trust	525,000	-0-	525,000	4.1%	*
C James Jensen	300,000	-0-	300,000	2.4%	*
Eli Morgan	300,000	-0-	300,000	2.4%	*
Donna L Smith	46,500	-0-	46,500	*	*
Marlin G. Molinaro	112,500	-0-	112,500	*	*
Alan C. Shoaf	112,500	-0-	112,500	*	*
Dr. Tomas Neuzil	100,000	-0-	100,000	*	*
Edward Karoue	15,256	-0-	15,256	*	*
Sandra Smith	10,000	-0-	10,000	*	*
Marinon Killean	5,000	-0-	5,000	*	*
H. David Hilliard & Bonita G. Hilliard	6,133	-0-	6,133	*	*
JT WROS
John Lockhart	3,000	-0-	3,000	*	*
Jack Lockhart	20,000	-0-	20,000	*	*
J. Keith Stucker	13,534	-0-	13,534	*	*
Philip Quinet	13,000	-0-	13,000	*	*
Jeffrey Dettlebach	10,500	-0-	10,500	*	*
David Eskenazi	2,666	-0-	2,666	*	*
Hal Harlan	32,000	-0-	32,000	*	*
James Keller	4,000	-0-	4,000	*	*
James Bell	10,000	-0-	10,000	*	*
Lonnie Moore	3,000	-0-	3,000	*	*
Richard Thompson	20,000	-0-	20,000	*	*
Greg Thompson	10,667	-0-	10,667	*	*
Daniel Moyer	8,000	-0-	8,000	*	*
Frederic K. Azbell	2,133	-0-	2,133	*	*
Horace Seely-Brown III	5,333	-0-	5,333	*	*
Jack Clark	13,333	-0-	13,333	*	*
James Clark	13,333	-0-	13,333	*	*
L. Gene Tanner	9,368	-0-	9,368	*	*
Andrew W. Watling	3,500	-0-	3,500	*	*

*less	than one percent

(1)	Excludes shares of common stock to be issued upon exercise of the Warrants.
(2)	Includes shares of common stock to be issued upon exercise of the Warrants.
(3)	Includes shares of common stock to be issued upon exercise of the Warrants.
(4)	Based on 12,746,469 Shares of capital stock, which includes 10,114,890 shares of common stock issued and outstanding as of January 16, 2004 and 2,631,579 shares of common stock issuable upon exercise of the Warrants.
(5)	Assumes the sale of all shares of common stock registered by each selling shareholder.

The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

Except as disclosed below, none of the selling shareholders:

(a) has had a material relationship with us other than as a shareholder at any time within the past three years; or

(b) has ever been one of our officers or directors.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

•	On such public markets or exchanges as the common stock may from time to time be trading;

•	In privately negotiated transactions;

•	Through the writing of options on the common stock;

•	In short sales; or

•	In any combination of these methods of distribution.

Sales of the shares of common stock by the selling shareholders may be effected by them from time to time on the over-the-counter bulletin board or in such other public forum where our shares are publicly traded or listed for quotation. Sales may also be made in negotiated transactions which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders. If our selling shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters. We do not know of any existing arrangements between the selling shareholder and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934, as amended.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

•	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions;

•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

•	contains such other information and is in such form (including language, type, size, and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

•	with bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or

•	other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Legal Proceedings

The Company was named as a defendant in Case Number 02cc11891 styled Philip D. David Gubbay v. PetsMarketing, Inc. in the Superior Court of California, Orange County Division. This case was dismissed.

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their respective ages as of January 16, 2004 are as follows:

NAME	AGE	POSITION
W. Russell Smith III	40	Chairman of the Board, President
Dr. Tomas Neuzil	57	Director, Secretary
Roger A. Kimmel, Jr.	49	Director

W. Russell Smith III

W. Russell Smith III has served as our President and Chairman of the Board of Directors since our incorporation. Since April 2000, Mr. Smith has served as the President of Pets Marketing Insurance.com Agency. From June 1995 through April 2000, Mr. Smith served as the President of Pets Health Insurance Agency, Inc. Mr. Smith is a licensed insurance broker is an experienced bank executive with over thirteen years in the consumer financial services industry. Mr. Smith developed the concept of insuring household pets (dogs and cats) and has been active in the pet insurance business for the last eight years. Mr. Smith is active in all aspects of the operation of the business and is the primary driving force behind our operations. He is experienced in directing the policy enrollment, insurance administration, insurance claims management and database information systems. Additionally, Mr. Smith maintains the requisite insurance licenses as Managing Agent, TPA for our company. Mr. Smith is an experienced financial executive with over 13-years in the financial services industry and is a Summa Cum Laude graduate from Florida Metropolitan University with an MBA in business/accountancy. He also holds a BA in Business/Finance from Eckerd College.

Dr. Tomas Neuzil

Dr. Neuzil has served as our director since our incorporation. Dr. Neuzil is a licensed veterinarian with 12-years practice experience in an accredited American Animal Hospital Association (AAHA) hospital. From June 1999 through April 2000, Dr. Neuzil was the veterinarian for Pets Health Insurance Agency. Dr. Neuzil has 15 years of experience as director of a state and national veterinary medical association. In addition, Dr. Neuzil was formerly the president of the American Society of Veterinary Medical Association Executives. Dr. Neuzil directs the marketing programs within the veterinary medical profession. Furthermore, he oversees all aspects of the claims department. Dr. Neuzil received a Doctorate Degree in Veterinary Medicine from Iowa State University.

Roger A. Kimmel, Jr.

Roger A. Kimmel, Jr. was appointed to our Board of Directors on November 7, 2003. Since founding the law firm of Kimmel, Lembright & Bosco in 1975, Mr. Kimmel has engaged in a general corporate practice including areas of public offerings and the private placements of securities, stock and asset acquisition, mergers and acquisitions, representation of closely held businesses, federal and state securities laws compliance matters, corporate governance and other related securities issues. Mr. Kimmel was admitted to practice law in Ohio in 1972, received his BS at Ohio University and his JD at Cleveland-Marshall College of Law.

Directors are elected at the Company’s annual meeting of Stockholders and serve for one year until the next annual Stockholders’ meeting or until their successors are elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board. The Company reimburses all Directors for their expenses in connection with their activities as directors of the Company. Directors of the Company who are also employees of the Company will not receive additional compensation for their services as directors.

The Company has two committees: the Audit Committee and the Compensation and Investment Committee. At this time, there are no members of either Committee and the acts of the Committees are performed by the Board of Directors.

The principal functions of the Audit Committee is to recommend the annual appointment of the Company’s auditors concerning the scope of the audit and the results of their examination, to review and approve any material accounting policy changes affecting the Company’s operating results and to review the Company’s internal control procedures. The Investment and Compensation Committee reviews and recommends investments, compensation and benefits for the executives of the Company as well as explore acquisition candidates for the Company. During the year ended December 31, 2002, the Company’s Board of Directors held two meetings.

Significant Employees

We have no significant employees other than the officers and directors described above.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of January 16, 2004 by: (i) each person known to the Company to own beneficially more than five percent of the Common Stock; (ii) each director of the Company and nominee for election as a director; (iii) each executive officer named in the Summary Compensation Table; and (iv) all executive officers and directors as a group.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	AMOUNT OF OWNERSHIP(2)		PERCENTAGE OF CLASS(3)
W. Russell Smith III (4)	1,000,000		9.9%
Dr. Tomas Neuzil (5)	100,000		0 .1%
Robert L. Cashman (6)	1,000.01%
Robert L. Cashman Trustee	1,000,000		9.9%
Roger A. Kimmel, Jr. (7)	-0-		0.00%
All directors and executive officers as a group (4 persons)	2,101,000		20.8%

Barron Partners, LP 730 Fifth Avenue, 9th Floor, New York, NY 10019	3,842,105	(8)	38.0%

Summit Financial Partners, LLC 510 E. 96th Street Suite 125 Indianapolis, IN 46240	500,000		4.9%

(1)	Unless otherwise indicated, the address of each beneficial owner is 1597 North Main Street, North Canton, Ohio 44720.
(2)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof.
(3)	Based on 10,114,890 issued and outstanding as of the date hereof.
(4)	W. Russell Smith III is the President and Chairman of the Board of Directors.
(5)	Dr. Tomas Neuzil is a Director.
(6)	Robert L. Cashman will not be standing for re-election to the Board of Directors and resigned as a director on November 7, 2003.
(7)	Roger A. Kimmel, Jr. was appointed as a director on November 7, 2003.
(8)	Does not include options to purchase 1,921,053 shares of common stock.

Description of Securities

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001, and no shares of preferred stock.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issues upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors.

Holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

We do not have preferred stock authorized.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

On October 20, 2003, we completed a five million dollar ($5,000,000) private placement of our securities, which included the sale of 5,263,158 shares of restricted common stock, issued to certain private investors for a purchase price of $0.95 per share, and 2,631,579 warrants to purchase common stock. The Warrants have an exercise price of $1.90 per share (as adjusted from time to time as provided in the Warrant), an expiration date of three (3) years from the date of issuance or eighteen months of effectiveness of a Registration Statement, whichever is longer, a call provision if the average price of the

Common Stock as listed on a nationally public securities market is 137% of the exercise price for a period of twenty consecutive trading days and the Registration Statement is effective for such twenty consecutive trading days, whereby we may call the Warrant and pay to the holder of the Warrant $0.001 per warrant.

Options

Under our 2003 non-Qualified Stock Option Plan (the “Stock Option Plan”), options to purchase an aggregate of not more than 2,500,000 shares of common stock may be granted from time to time to key employees (including officers), consultants and members of the Board of Directors of the Company. Options shall be designated as Nonqualified Stock Options (“NQSOs”). The Stock Option Plan is administered by a committee to administer the Stock Option Plan consisting of the members of the Board of Directors (the “Committee”). The Committee is generally empowered to interpret the Stock Option Plan; to prescribe rules and regulations relating thereto; to determine the terms of the option agreements; to amend the option agreements with the consent of the optionee; to determine the key employees and directors to whom options are to be granted; and to determine the number of shares subject to each option and the exercise price thereof. The per share exercise price of options granted under the Stock Option Plan will be not less than 100% of the fair market value per share of common stock on the date the options are granted.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Interests of Named Experts and Counsel

The validity of the common stock offered hereby will be passed upon for us by our independent legal counsel, Joseph I. Emas, Esq., 1224 Washington Avenue, Miami Beach, Florida.

Our financial statements included in this prospectus have been audited by Pollard-Kelley Auditing Services Inc., our independent public accountant, as stated in the auditors report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

The Nevada Revised Statutes Act (the “Nevada Act”) permits a Nevada corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Company’s Articles of Incorporation provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Nevada Act. The indemnification provided by the Nevada Act and the Company’s Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

The Company may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

Organization within Last Five Years

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands.

On February 1, 2002, Petsmarketing, Inc. transferred its entire interest in Petsmarketing Insurance.Com Agency, Inc. to Hartville Group, Inc. in exchange for 1,500,000 shares of Hartville Group. Also at the same time Petsmarketing, Inc. transferred its entire interest in Hartville Insurance Company, LTD (a Cayman Island Corporation) to Hartville Group Inc. in exchange for 500,000 shares of Hartville Group. When the transfer was complete Petsmarketing, Inc. owned 2,000,000 of the 2,001,000 shares outstanding of Hartville Group, Inc., thereby making Hartville Group, Inc. a subsidiary of Petsmarketing, Inc. On or about April 1, 2001, Hartville Group, Inc. loaned $48,107.83 to Petsmarketing, Inc., which changed its name to PS Management Holdings, Inc. on May 15, 2002. On September 6, 2002, by mutual agreement between Hartville Group, Inc. and PS

Management Holdings, Inc., on September 6, 2002, PS Management Holdings, Inc. returned 1,750,000 shares of Hartville Group to Hartville Group for cancellation as payment of the debt. On September 5, 2002, Whiskers, Inc. acquired 2,000,000 shares of Hartville Group, Inc. from Hartville Group, Inc. in consideration for $50,000.

On September 9, 2002, Hartville Group, Inc. changed its name to Hartville Equestrian, Inc. The registrant, formerly Venturelist.com, Inc., changed its name to Hartville Group, Inc. on September 9, 2002. On September 12, 2002, Hartville Group, Inc., formerly Venturelist.com, Inc., acquired 100% of the issued and outstanding shares of Hartville Equestrian, Inc., formerly Hartville Group, Inc. in exchange for 2,251,000 post forward split shares of the our common stock.

Description of Business

About The Company

Hartville Group, Inc. (“the Company”) is a holding company formed in the State of Nevada whose wholly-owned subsidiaries include Hartville Insurance Company, Ltd (“Hartville”) and Petsmarketing Insurance.com Agency, Inc. (“Agency”). Hartville is a reinsurance company that is registered in the Cayman Islands, British West Indies. Hartville was formed to reinsure pet health insurance that is currently being marketed by the Agency.

The Agency is primarily a marketing/administration company concentrating on the sale of its proprietary health insurance plans for domestic pets. Its business plan calls for introducing its product effectively and efficiently through a variety of distribution systems. The company presently accepts applications, underwrites and issues policies electronically. Petsmarketing, through its proprietary policy fulfillment system - PUPPS- has the capability to provide online quotes, generate specific applications, approve applications, issue policies, and monitor claim trends on a proactive basis. This capability enables the company to effectively manage and control losses. Also, having the ability to recognize loss trends early enables the company to amend underwriting guidelines quickly, thereby controlling and delivering appropriate underwriting margins.

Hartville takes a quota share participation on the pet health insurance originated by the Agency. The product, known as the Petshealth Care Plan works like most major medical plans for people. The plan pays eighty (80) percent of all veterinary costs and medications received for any covered illness or injury (accident) following the annual deductible of $100 per pet. Selected plans provide coverage for routine vaccinations, heartworm testing and flea preventive medications, dental cleanings, and all plans cover the cost to spay or neuter a pet. Pet owners are free to use any veterinarian in the United States and all plans provide a thirty-day risk free trial. In the event that a policyholder is not completely satisfied with the plan and if they have not filed a claim, they can return the policy within thirty days for a full refund (flat cancellation).

There are three plans offered, Basic, Value, and Choice, and they have the following per incident and policy limits, respectively:

Basic	$1,500/$8,000
Value	$3,500/$11,000
Choice	$5,000/$13,000

The current offering (policy) is restricted to only dogs and cats.

The Agency is licensed in 47 states and has filed applications with another 3 states with the objective to receive authorization to act as insurance agency in all 50 states of the United States.

Pet health insurance coverage has been successfully marketed in Europe for many years. The Company plans to follow the proven practices of the European market. The management has carefully researched the available market and has concluded that there is a significant demand in the U.S. for companion pet health insurance.

Studies by the American Veterinary Medical Association (AVMA), veterinary colleges, and market researchers have concluded there is a demand among pet owners and veterinarians for affordable, comprehensive pet health insurance. Articles in veterinary journals and consumer publications reinforce this demand and the high intrinsic value pet owners place on protecting their human-to-companion pet bonding.

To management’s knowledge, the U.S. has the largest population of companion animals in the world. Pets occupy an important place in more than 60% of all U.S. households. Management estimates that there are more than 112 million dogs and cats in the U.S. Management further estimates that, as a market, owners of companion pets include over 58 million (6 out of 10 households), and their numbers are growing. To management’s knowledge, each year consumers in this market spend more than $10.1 billion for the care of their pets.

Increasingly, companion animals are considered by their owners as “members of the family”. The American Animal Hospital Association (AAHA) reports that 81 percent of pet owners think of their pets as family members or even “children”. With growing frequency, young professionals, childless couples, “empty nesters”, and senior citizens report that they depend on their pets for companionship and emotional bonding.

A study conducted by the University of Nevada in 1995, entitled An Analysis of Pet Health Care Insurance concluded, “over half of U.S. pet owning households were willing to purchase health insurance for their pets.” The Wall Street Journal reported in early 1996 that hundreds of thousands of pet owners willingly pay “insurance premiums to ensure that their animals get first-rate health care coverage.”

Most HMO or “discount” plans are normally restricted to a limited number of local veterinary practices. Pet owners must patronize only those practices. The HMO-type plan is not portable to other veterinary practices or other parts of the U.S. when the owner is transferred or traveling, or if the owner has different veterinarian specialist needs for one of their pets. The number of participating veterinarians is relatively small. They are located primarily in the affluent suburbs. Such limited and local geographic plans emerged because of an absence of insurance alternatives. Pet owners continue to voice a strong demand for comprehensive veterinary health insurance coverage and the freedom to choose their own veterinarians, not unlike their own human health care needs.

History

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands.

On February 1, 2002, Petsmarketing, Inc. transferred its entire interest in Petsmarketing Insurance.Com Agency, Inc. to Hartville Group, Inc. in exchange for 1,500,000 shares of Hartville Group. Also at the same time Petsmarketing, Inc. transferred its entire interest in Hartville Insurance Company, LTD (a Cayman Island Corporation) to Hartville Group Inc. in exchange for 500,000 shares of Hartville Group. When the transfer was complete Petsmarketing, Inc. owned 2,000,000 of the 2,001,000 shares outstanding of Hartville Group, Inc., thereby making Hartville Group, Inc. a subsidiary of Petsmarketing, Inc. On or about April 1, 2001, Hartville Group, Inc. loaned $48,107.83 to Petsmarketing, Inc., which changed its name to PS Management Holdings, Inc. on May 15, 2002. On September 6, 2002, by mutual agreement between Hartville Group, Inc. and PS Management Holdings, Inc., on September 6, 2002, PS Management Holdings, Inc. returned 1,750,000 shares of Hartville Group to Hartville Group for cancellation as payment of the debt. On September 5, 2002, Whiskers, Inc. acquired 2,000,000 shares of Hartville Group, Inc. from Hartville Group, Inc. in consideration for $50,000.

On September 9, 2002, Hartville Group, Inc. changed its name to Hartville Equestrian, Inc. The former Venturelist.com, Inc., changed its name to Hartville Group, Inc. on September 9, 2002. On September 12, 2002, Hartville Group, Inc., formerly Venturelist.com, Inc., acquired 100% of the issued and outstanding shares of Hartville Equestrian, Inc., formerly Hartville Group, Inc. in exchange for 2,251,000 post forward split shares of the Hartville Group, Inc.’s common stock.

Government Regulation and Licenses

Most aspects of Hartville Group’s operations are regulated by government agencies. Each state of the United States of America regulates the conduct of Insurance business within its borders. This is done by the Department of Insurance, a subdivision of the State Government. The Department sets forth the policies of insurance that may be sold in the state and licenses all people that sell policies. Hartville Group’s 100% owned subsidiary Petsmarketing Insurance.Com agency is licensed by 47 State Departments of Insurance.

Hartville Group’s 100% owned subsidiary Hartville Insurance Company, Ltd is licensed as a reinsurance company by the government—Monetary Authority—of the Cayman Islands, British West Indies. The government regulates the kind of policies the company may reinsure, who may manage the company, the way the finances of the company are maintained, and the way the resources of the company may be invested. The company contracts with Caledonian Insurance Services Limited, a division of Caledonian Bank, to provide insurance management services for Hartville Insurance Company, Ltd.

Recent Events

On October 20, 2003, we completed a five million dollar ($5,000,000) private placement of our securities, which included the sale of 5,263,579 shares of restricted common stock, issued to certain private investors for a purchase price of $0.95 per share, and 2,631,579 warrants to purchase common stock at $1.90 per share. Part of the proceeds of this private placement satisfied all outstanding obligations of the promissory note owing to Samir Financial II, L.L.C. In addition, Hartville Group, Inc. cancelled its authorized preferred stock (of which none were issued and outstanding).

On October 20, 2003, Barron Partners LP, as a participant in the private placement referenced above, purchased 3,842,105 shares of common stock and a warrant to purchase 1,921,053 shares of common stock of Hartville Group Inc. The Hartville Group Inc. securities owned by Barron Partners LP as of November 19, 2003 represents approximately 38% of the issued and outstanding shares of common stock and approximately 45.2% of the issued and outstanding fully diluted capital stock.

The Competition

Hartville Group, Inc.’s major competitors are Veterinary Pet Insurance (VPI) and Pet Care. VPI has by far the largest position with an estimated 78% of the insurance market in the United States with premium revenue of approximately $34.4 million and 172,000 policies. In comparison, Petsmarketing has developed $8.3mm of written premium in the last 6 years and has 27,923 active policies. VPI is 65% owned by Scottsdale Insurance Company, which in turn is a wholly owned subsidiary of Nationwide Mutual Insurance Company. Pet Care Insurance is underwritten by Lincoln National Insurance Company. Other competitors include Companion Care and Blue Paw.

Employees

We employed 35 full-time personnel as of January 16, 2004. The staff reviews all policy applications and issues policies; and reviews all claims and issues payment of claims when appropriate. The company usually pays all proper claims in 30 days or less. The staff maintains all records and makes all required reports to the various regulating authorities and reinsurers.

Management’s Discussion and Analysis or Plan of Operation

The Company currently generates revenue from (2) two sources. First Petsmarketing Insurance.com Agency (Agency) receives 30% of the premiums on policies written as a commission. Second Hartville Insurance Company earns underwriting profit on the insurance risk that it assumes. The policies written by the Agency are partly reinsured by Hartville Insurance Company. The premiums received by the Company less claims paid equals underwriting profit. The business risk ceded-assumed-by the Company has historically been approximately 20% of premiums written. Starting January 1, 2003 this was increased to 40% of premiums written.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 2003

TO THREE MONTHS ENDED SEPTEMBER 30, 2002

Gross Revenues and Costs of Operations

Commissions and Premiums. Commissions and Premiums increased from $804,976 for the three month period ended September 30, 2002 to $971,287 for the three month period ended September 30, 2003, an increase of $166,311, primarily as a result of an increase in volume of premium sales.

Operating Expenses. Operating Expenses decreased from $1,386,512 for the nine month period ended September 30, 2002 to $801,131 for the nine month period ended September 30, 2003, a decrease of $585,381, primarily as a result of an increase in volume of premium sales and an assumption of a larger part of the risk.

Other Income. Other Income, consisting solely of interest income, increased from $6,784 for the three month period ended September 30, 2002 to $8,841 for the three month period ended September 30, 2003, an increase of $2,057, primarily as a result of an increase in interest income on policy reserves.

Net Income (Loss). Net Income increased from net loss of ($62,731) for the nine month period ended September 30, 2002 to $442,943 for the nine month period ended September 30, 2003, primarily as a result of an increase in commissions and premiums.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2003

TO NINE MONTHS ENDED SEPTEMBER 30, 2002

Gross Revenues and Costs of Operations

Commissions and Premiums. Commissions and Premiums increased from $1,284,260 for the nine month period ended September 30, 2002 to $2,435,511 for the nine month period ended September 30, 2003, an increase of $1,151,251, primarily as a result of an increase in volume of premium sales.

Operating Expenses. Operating Expenses increased from $1,386,512 for the nine month period ended September 30, 2002 to $1,959,672 for the nine month period ended September 30, 2003, an increase of $573,160, primarily as a result of an increase in volume of premium sales and an assumption of a larger part of the risk.

Other Income. Other Income, consisting solely of interest income, decreased from $39,521 for the nine month period ended September 30, 2002 to $17,104 for the nine month period ended September 30, 2003, an decrease of $22,417, primarily as a result of a decrease in interest income on policy reserves.

Net Income (Loss). Net Income increased from a net loss of ($62,731) for the nine month period ended September 30, 2002 to net income of $442,943 for the nine month period ended September 30, 2003, primarily as a result of an increase in commissions and premiums.

Liquidity and Capital Resources. The Company has financed its operations and other working capital requirements principally from operating cash flow. On October 20, 2003, the Company completed a five million dollar ($5,000,000) private placement of its securities. The Company used the proceeds of this transaction to retire the $3,000,000 note payable with the remainder to be used for working capital. With this new financing in place, management believes it can sustain operations and complete its business plans.

Current Assets

Cash. Cash increased from $601,807 at December 31, 2002 to $2,972,929 at September 30, 2003, an increase of $2,371,122, primarily as a result of continual increase in the volume of premiums written.

Premiums and commissions receivables. Premiums and commissions receivables increased from 105,658 at December 31, 2002 to $535,161 at September 30, 2003, an increase of $429,503, primarily as a result of continual increase in the volume of premiums written.

Other receivables. Other receivables increased from $168,773 at December 31, 2002 to $1,464,589 at September 30, 2003, an increase of $1,295,816, primarily as a result of interest and loan closing cost which are due from the company’s majority shareholder (Whiskers, Inc.).

Prepaid expenses. Prepaid expenses decreased from $51,358 at December 31, 2002 to $24,951 at September 30, 2003, a decrease of $26,407.

Total Current Assets. Total Current Assets increased from $927,596 at December 31, 2002 to $4,997,640 at September 30, 2003, an increase of $4,070,044, primarily as a result of continual increase in the volume of premiums written.

Net Fixed Assets. Net Fixed Assets increased from $552,908 at December 31, 2002 to $897,363 at September 30, 2003, an increase of $344,455, primarily as a result of an increase in deferred policy acquisition costs.

Other Assets. Other Assets increased from $312,427 at December 31, 2002 to $678,549 at September 30, 2003, an increase of $366,122, primarily as a result of an increase in other non-current assets.

Liabilities

Total Liabilities. Total Liabilities increased from $596,116 at December 31, 2002 to $4,790,694 at September 30, 2003, an increase of $4,194,578. This included a Note payable as of September 30, 2003 of $3,000,000 and an increase in premium deposits from $390,516 at December 31, 2002 to $1,552,986 at September 30, 2003. Part of the proceeds of the private placement completed on October 20, 2003, satisfied in full the Note payable as of September 30, 2003 of $3,000,000.

The Company anticipates that its cash requirements will continue to increase as it continues to expend substantial resources to build its infrastructure, develop its business plan and establish its sales and marketing network operations, customer support and administrative organizations. The Company currently anticipates that its available cash resources and cash generated from operations and the private placement will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for the next twelve months. If the Company is unable to maintain profitability, or seeks further expansion, additional funding will become necessary. No assurances can be given that either equity or debt financing will be available.

Description of Properties

We currently lease 2,500 square feet of office space at 1597 N. Main St North Carton, Ohio. The space is leased for five years at a rate of $2,383 per month. The property is in good condition and sufficient to meet the needs of the company at this time. The company does not plan to obtain additional space in the foreseeable future; however, if the Company is successful in raising additional funds the resulting growth could require the Company to acquire additional space.

Furniture and fixtures	$8,078
Equipment	161,906
Software	57,313
Leasehold Improvements	17,404

244,701
Less: accumulated depreciation	(110,881)

Property and equipment are carried at cost. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for over their estimated useful lives, which range from three to seven years, using the straight-lined method.

Certain Relationships and Related Transactions

On February 19, 2003 Hartville Group, Inc. and Petsmarketing Insurance.com Agency, Inc. entered into a loan and security agreement with Samir Financial II, L.L.C. The amount borrowed was $3,000,000 at 30% interest due February 19, 2004 with an option to extend for an additional year as long as there are no defaults under the agreement. The business assets of the Companies secure the loan. The President of the Company and the Company’s majority shareholder also guarantee the loan. Under a separate agreement with the Company’s majority shareholder; the shareholder will assume all costs in connection with this loan including the periodic interest charges. On October 20, 2003, the Company completed a five million dollar ($5,000,000) private placement of its securities. In that private placement, 5,263,158 shares of restricted common stock of our were issued to certain private investors for a purchase price of $0.95 per share, pursuant to the provisions of a Stock Purchase Agreement between the Company and certain investors. In addition, the investors received 2,631,579 warrants to purchase common stock of the Company at $1.90 per share. Part of the proceeds of this private placement satisfied all outstanding obligations of the promissory note owing to Samir Financial II, L.L.C.

Market for Common Equity and Related Stockholder Matters

The Company trades on the OTC Bulletin Board under the symbol “HTVL.OB.” Inclusion on the OTC Bulletin Board permits price quotation for our shares to be published by such service.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to compensation paid by the Company to the President and compensation to named executive officer’s that exceeds $100,000:

SUMMARY COMPENSATION TABLE

Annual Compensation					Long Term Compensation
Name						Awards		Payouts
	Year	Salary		Bonus	Other Annual Compensation	Restricted Stock	Underlying Options/ SARS	LTIP Payouts	Other Compensation
W. Russell Smith III	2003	$45,000	(1)	0	0	0	0	0	0
President	2002	$59,000	(1)	0	0	0	0	0	0
Director	2001	0		0	0	0	0	0	0

(1)	Mr. Smith was paid by Petsmarketing Insurance.com Agency, Inc., a wholly-owned subsidiary.

The Company has no employment contracts. The company does not have a bonus or stock option plan at this time. Officers and directors are elected annually.

Because no options, stock appreciation rights or Long-Term Incentive Plans have been granted to any of the executive officers as of January 16, 2004, the information and tables otherwise required by this Item which relate to such forms of compensation has been omitted.

Financial Statements

The financial statements required by this Item, the accompanying notes thereto and the reports of independent accountants are included as part of this Form SB-2.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

The Board of Directors has appointed Pollard-Kelley Auditing Services, Inc., as the Company’s independent certified public accountants for the fiscal year ending December 31, 2003. The appointment of Pollard-Kelley Auditing Services, Inc. was affirmed and ratified by the Company’s shareholders at the Annual Meeting.

ADDITIONAL INFORMATION

Hartville Group, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s web site is http://www.sec.gov.

Hartville Group, Inc. has filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock being registered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Pollard-Kelley Auditing Services Inc.

Certified Public Accountant	3250 West Market Street Suite 307, Fairlawn, OH 44333 (330) 864-2265

Hartville Group, Inc. and Subsidiaries

Canton, Ohio

I have audited the consolidated Balance Sheet of Hartville Group, Inc. and Subsidiaries (A Development Stage Company), as of September 30, 2003 and the related Consolidated Statements of Income, Consolidated Changes in Stockholders’ Equity, and Consolidated Statement of Cash Flows for the period then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on those financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, based on my audits, the financial statements referenced above present fairly, in all material respects, the financial position of Hartville Group, Inc. and Subsidiaries as of September 30, 2003 and the results of their operations and their cash flows for the period then ended, in conformity with generally accepted accounting principles accepted in the United States of America.

Pollard-Kelley Auditing Services Inc.

/s/ Terance L. Kelley

By: Terance L. Kelley

For: Pollard-Kelley Auditing Services Inc.

Fairlawn, Ohio

October 27, 2003

Hartville Group, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Balance Sheets

September 30, 2003

September 30, 2003
ASSETS

Current Assets
Cash	$2,972,939
Premiums and commissions receivable	535,161
Other receivables	1,464,589
Prepaid expenses	24,951

Total Current Assets	4,997,640

Fixed Assets
Property and equipment - net	165,386
Deferred policy acquisition costs - net	731,977

897,363

Other Assets
Licensing fees. Less accumulated amortization of $26,498	23,502
Other non-current assets	655,047

678,549

Total Assets	$6,573,552

See accompanying notes to financial statements.

September 30, 2003
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Notes payable	$3,000,000
Accounts payable	55,236
Accrued expenses	90,294
Premium deposits	1,552,986
Unearned commissions	3,702
Accrued taxes	50,000
Current portion of long-term debt	11,506

Total Current Liabilities	4,763,724

Long-Term Debt	26,970

Total Liabilities	4,790,694

Stockholders’ Equity
Common stock, 50,000,000 shares authorized: $.001 par value; 4,851,732 shares issued and outstanding at September 30	4,852
Additional paid in capital	1,743,568
Income accumulated during development stage	34,438
Stock purchase receivable	—

1,782,858

Total Liabilities and Stockholders’ Equity	$6,573,552

Hartville Group, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Income

For the Three Months Ended September 30, 2003 and the Nine Months Ended September 30, 2003, and for the Period from March 1, 2000 (Date of Inception) Through September 30, 2003 (Since Inception)

	Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003	Since Inception
Commissions		$397,086	$1,092,448	$2,865,791
Premiums		574,201	1,343,063	2,911,115

		971,287	2,435,511	5,776,906

Losses and expenses		272,219	606,263	1,651,816
Ceded costs		156,784	362,932	862,586
General and administrative		372,128	990,477	2,922,038

		801,131	1,959,672	5,436,440

Operating Income		170,156	475,839	340,466

Other income		8,841	17,104	97,554

Other expense		—	—	(230,032)

Income before taxes		178,997	492,943	207,988

Provision for taxes		50,000	50,000	50,050

	\
NET INCOME		$128,997	$442,943	$157,938

Net income per common share		$0.04	$0.14

Weighted average common shares outstanding		3,047,146	3,065,759

See accompanying notes to financial statements

Hartville Group, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Stockholders’ Equity

For the Period From March 1, 2000 (Date of Inception) through , September 30, 2003

	Common Shares	Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at March 1, 2000	—	—	—	—	—
Retroactive stock issued	2,001,000	$2,001	$508,327	$—	$510,328

Net Loss	—	—	—	(310,516)	(310,516)

Balance at December 31, 2000	2,001,000	2,001	508,327	(310,516)	199,812

Capital contributed 2001	—	—	1,015,086	—	1,015,086

Net Loss	—	—	—	(10,508)	(10,508)

Balance December 31, 2001	2,001,000	2,001	1,523,413	(321,024)	1,204,390

Acquisition of Venturelist.com, Inc	760,244	760	122,740	(123,500)	—
Sale of shares	250,000	250	6,000	—	6,250
Stock issued for investment	15,626	16	140	—	156
Net income	—	—	—	36,019	36,019

Balance December 31, 2002	3,026,870	3,027	1,652,293	(408,505)	1,246,815

Sale of shares	700,000	700	39,300	—	40,000
Stock issued for services	1,124,862	1,125	51,975	—	53,100
Net income	—	—	—	442,943	442,943

Balance September 30, 2003	4,851,732	$4,852	$1,743,568	$34,438	$1,782,858

See accompanying notes to financial statements

Hartville Group, Inc. and Subsidiaries

(A Development Stage Company)

Consolidated Statement of Cash Flows

For the Three Months Ended September 30, 2003,and for the Nine Months Ended September 30, 2003, and for the Period from March 1, 2000 (Date of Inception) Through September 30, 2003 (Since Inception)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Since Inception
Cash flows from operating activities
Net Income / (Loss)	$128,997	$442,943	$157,938
Adjustments to reconciliation net loss to net cash provided by operating activities
Depreciation	9,430	$32,068	122,025
Amortization	41,505	109,064	253,452
Stock for services expenses	600	600	600
(Increase) commissions receivable	(414,222)	(429,503)	(535,161)
(Increase)/decrease in Other receivables	547,952	(1,243,317)	(1,412,090)
Decrease/(increase) Prepaid expenses	25,305	26,407	(24,951)
(Increase) Licensing fees	(3,996)	(3,996)	(53,996)
(Decrease) Increase Accounts payable	15,690	(23,186)	55,236
(Decrease) Increase Accrued expenses	18,908	28,765	90,294
Increase Premium deposits	407,538	1,162,470	1,552,986
(Decrease)/increase Unearned commissions	3,702	3,702	3,702
Increase in Accrued taxes	50,000	50,000	50,000
Increase/(decrease) Due to fronting carrier	—	(46,630)	—

Net Cash Provided by /(Used for ) Operating Activities	831,409	109,387	260,035

Cash Flows from Investing Activities
Decrease in Stock purchase receivable	—	50,000	—
Increase Deferred policy acquisition costs	(166,206)	(381,515)	(954,935)
Increase Property and equipment	(40,994)	(97,107)	(287,410)
Increase Other non-current assets	(177,767)	(369,090)	(654,891)

Net Cash Used for Investing Activities	(384,967)	(797,712)	(1,897,236)

Cash Flows from Financing Activities
Proceeds from notes payable	—	3,033,056	3,254,680
Payment on notes payable	(3,846)	(13,599)	(216,204)
Issuance of Common stock	700	700	3,112
Contributed capital	39,300	39,300	1,568,552

Net Cash Provided from Financing Activities	36,154	3,059,457	4,610,140

Net Increase in Cash and Cash Equivalents	482,596	2,371,132	2,972,939

Cash and Cash Equivalents - Beginning	2,490,343	601,807	—

Cash and Cash Equivalents - Ending	$2,972,939	$2,972,939	$2,972,939

See accompanying notes to financial statements

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

Hartville Group, Inc. and Subsidiaries (the Company) are development stage companies as defined under Statements of Financial Accounting Standards No. 7. Hartville Group, Inc. was incorporated in the state of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio, which sells sickness and accident policies for domestic household pets, for Hartville Group, Inc. and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the laws of the Cayman Islands. With the funding received in October 2003 (see Note 9 Subsequent Events) it is anticipated that the Company will leave the development stage in the forth quarter of 2003.

On February 1, 2002 Petsmarketing, Inc. transferred its entire interest in Petsmarketing Insurance.Com Agency, Inc. to Hartville Group, Inc. (A Nevada Corporation) in exchange for 1,500,000 shares of Hartville Group. Also at the same time Petsmarketing, Inc. transferred its entire interest in Hartville Insurance Company, LTD (A Cayman Island Corporation) to Hartville Group Inc. in exchange for 500,000 shares of Hartville Group. When the transfer was complete Petsmarketing, Inc. owned 2,000,000 of the 2,001,000 shares outstanding of Hartville Group, Inc., thereby making Hartville Group, Inc. a subsidiary of Petsmarketing, Inc. Since there was no significant change in ownership, the transaction was accounted for as similar to a pooling of interests with all assets and liabilities recorded at historical values.

On September 12, 2002 Hartville Group, Inc. the holding company was acquired by Venturelist.com, Inc. a Nevada public reporting corporation. Venturelist.com was a shell at the time of the acquisition and therefore the acquisition was treated as a reverse merger whereby the acquired company is treated as the acquiring company for accounting purposes. Venturelist.com, Inc. changed it’s name to Hartville Group, Inc. at the time of the acquisition and at the same time Hartville Group, Inc. changed its name to Hartville Equestrian, Inc.

The Company, when originally organized, was to include both an insurance agency and a reinsurance company, which would take an 80% to 90% quota share participation in the pet health insurance thereby increasing the portion of risk and profits retained by the Company. As of September 30, 2003 this goal had not been accomplished; therefore, the Company is still considered to be in the development stage at this time. With the funding received in October 2003 (see Note 9 Subsequent Events) it is anticipated that the company will leave the development stage in the fourth quarter 2003.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hartville Insurance Company LTD has taken a 40% quota share (compared to a 20% per quota share in 2002) participation in the pet health insurance originated by Petsmarketing Insurance.com Agency, Inc. and insured by a nationally licensed insurance company. The remaining 60% of risk (80% in 2002) is ceded to re-insurers. The policies have been issued on a “claims made” basis with policy limits of $5,000 per occurrence with an annum aggregate of $13,000 for veterinarian’s fees and $5,000 per animal for mortality.

The consolidated financial statements include the accounts of Petsmarketing Insurance.com Agency, Inc., Hartville Equestrian, Inc. and Hartville Insurance Company, LTD; all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition Policies

Policies are issued for a term of one year, thus the Company recognizes commissions on a 1/12 annual basis as premiums are received. In the event premiums are paid in advance; for example a policy on which the annual premium is paid in advance, the liability, unearned commissions is recognized until the premium is earned on a 1/12 annual basis. Commissions receivable represent commissions due the company from Clarendon National Insurance Company for premiums received during the previous month. Premium deposits are recorded as cash at year end with the recording of a corresponding liability to the reinsurance carriers. Ceded costs represent the proportional losses paid on policies under the reinsurance agreements.

Hartville Insurance Company, LTD is a reinsurance company. It receives its income on a net basis. That is, the Company’s revenue is net of claims paid and expenses. However, for accounting purposes this amount is grossed up to show gross premium revenues and expenses of claims paid and loss allowances.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates. The Company has no differences between book and tax accounting. The income through September 30, 2003 has exhausted the net operating loss carry forward. Accordingly a tax provision and corresponding liability has been recognized in the third quarter for estimated state and federal taxes.

Other Receivables

On February 19, 2003 the Company entered into an agreement with its majority shareholder for full reimbursement of all costs including interest in connection with the loan the Company entered into on the same day. The balance under this agreement was $1,415,911 at September 30, 2003.

Other receivables include $48,678 due from officers and employees at September 30, 2003.

Deferred Policy Acquisition Cost

Costs incurred in connection with policy acquisition have been capitalized and are amortized over the estimated life of the policies acquired. These costs are charged against earnings on a straight-line basis over 60 months. Total costs deferred at September 30, 2003 were $951,983 with accumulated amortization through that date of $220,006.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for over their estimated useful lives, which range from three to seven years, using the straight-lined method.

Software Development Costs

The Company has expended $642,991 in software development costs through September 30, 2003 for internal use software. The software being developed is called PUPPS© a proprietary software, which will provide a common data base for applications, policy underwriting, billing, policy issuance, claims processing, reporting and interface with financial reporting. The software is entirely proprietary. The Company will amortize these costs over its estimated useful life, which has not been determined at this time, once development is completed.

Liability for Unpaid Claims

The Company pays claims on a claims made basis whereby claims are only paid while the policy is in force. Any liability for unpaid claims at period end is included in accounts payable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – OTHER NONCURRENT ASSETS

Other noncurrent assets represent software costs associated with the development of the Company’s computer system in the amount of $642,991. The software being developed is called PUPPS© a proprietary software which will provide a common data base for applications, policy underwriting, billing, policy issuance, claims processing, reporting and interface with financial reporting. The software is entirely proprietary. As of September 30, 2003, the software is still under development and has not been placed in service. Also included are insurance license costs of $11,391 and organization costs of $665.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 3 – FIXED ASSETS

Property and equipment are summarized by major classifications as follows:

September 30, 2003
Furniture and fixtures	$27,056
Equipment	185,346
Software	57,313
Leasehold Improvements	17,519

287,234
Less: accumulated depreciation	(121,848)

$165,386

Deferred policy acquisition costs are summarized as follows:

September 30, 2003
Deferred policy acquisition costs	$951,983
Less: accumulated amortization	(220,006)

$731,977

Future amortization on Deferred policy acquisition costs is as follows:

2003	$307,678
2004	$210,159
2005	$158,723
2006	$158,601
2007	$116,813

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 4 – NOTES PAYABLE

On February 19, 2003 Hartville Group, Inc. and Petsmarketing Insurance.com Agency, Inc. entered into a loan and security agreement with a finance company. The amount borrowed was $3,000,000 at 30% interest due February 19, 2004 with an option to extend for an additional year as long as there are no defaults under the agreement. The business assets of the Companies secure the loan. The President of the Company and the Company’s majority shareholder also guarantee the loan. Under a separate agreement with the Company’s majority shareholder; the shareholder will assume all costs in connection with this loan including the periodic interest charges. The balance outstanding at September 30, 2003 under this agreement was $3,000,000.

On June 14, 2001 the Company entered into a lease purchase arrangement with a finance company for a phone system. The total borrowed was $17,807. The note calls for 24 monthly payments of $858 including interest at 15.7%. The last three payments were prepaid when the note was signed. The balance outstanding at September 30, 2003, was $0. The equipment financed secures the note.

On May 9, 2002 the Company entered into a lease purchase arrangement with a finance company for a computer system. The total borrowed was $21,406. The note calls for 24 monthly payments of $1,021 including interest at 13.4%. The last three payments were prepaid when the note was signed. The balance outstanding at September 30, 2003 was $6,842. The equipment financed secures the note.

On June 15, 2003 the Company entered into a lease purchase arrangement with a finance company for the purchase of two printers. The total borrowed was $33,056. The note calls for 60 monthly payments of $718 including interest at 13.4%. The first payment was prepaid when the note was signed. The balance outstanding at September 30, 2003 was $31,634. The equipment financed secures the note.

Maturities on long-term debt are as follows:

2003	$11,506
2004	$5,327
2005	$6,629
2006	$7,026
2007	$7,986
Thereafter	$-0-

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 5 – INCOME TAXES

The Company has a net operating loss carryforward of approximately $310,000 available for up to twenty (20) years for federal purposes. Pursuant to Internal Revenue Code Section 382 and the regulations thereunder, the amounts of utilizable carryover may be limited as a result of ownership changes or even eliminated if business continuity requirements are not met. Net operating losses may be carried forward for fifteen consecutive tax years for the state of Ohio. There were no temporary differences allowing no deferred tax liabilities to arise. The income though September 30, 2003 has exhausted the net operating loss carry forward. Accordingly a tax provision and corresponding liability has been recognized in the third quarter for estimated state and federal taxes.

Components of Income Tax Expenses are as follows:

September 30, 2003
CURRENT
Federal	$44,000
States	6,000

Net provision/(benefit for income taxes)	$50,000

NOTE 6 – COMMITMENTS

The Company’s leasing operations consist principally of the leasing of office space under operating leases that expire in five years.

The following is a schedule, by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001.

Year ending December 31	Amount
2003	26,000
2004	26,000
2005	8,677

Total	$60,667

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 6 – COMMITMENTS-CONTINUED

Rental expense was approximately $7,328 for the quarter ended and $23,489 for the nine months ended September 30, 2003.

NOTE 7- RELATED PARTY TRANSACTIONS

At September 30, 2003 the Company has an accounts receivable on its books from its majority shareholder for $1,415,911 for reimbursement of all costs to date in connection with the February 19, 2003 note.

NOTE 8 - OPERATING SEGMENTS

The Company organizes its business into three reportable segments: the holding company (Hartville Group, Inc.), and the old holding company (Hartville Equestrian, Inc.), the insurance agency (Petsmarketing Insurance.com Agency, Inc.), and the reinsurance company (Hartville Insurance Company, LTD).

A breakdown of the revenues and expenses by segment is as follows:

Holding Company

Revenues	$-0-
Administrate expenses	23,201

Loss	$(23,201)

Insurance Agency

Revenues	$1,092,448
Administrative expenses	927,816

Income	$164,632

Reinsurance
Revenues	$1,343,063
Expenses
Loss and expenses	631,263
Ceded costs	362,932
Administrative	38,670

1,032,865

Income	$310,198

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 9 - SUBSEQUENT EVENTS

On October 20, 2003 the Company completed a $5,000,000 private placement of its common stock. As part of this transaction the majority stockholder of the Company returned 900,000 shares of its holdings in satisfaction of $1,936,000 of its receivable with the Company. These shares were included in the 5,263,579 shares sold in the private placement. The proceeds for the sale of these shares were used to retire the receivable from the majority shareholder. The Company used the proceeds of this transaction to retire the $3,000,000 note payable. The agreement sold each share at $0.95 each and gave the purchaser two shares a warrant to purchase an additional share of the Company’s stock for $1.90 per share. The warrants expire in three years.

The Company is required to register the common shares thus sold within six months of the transaction. If the Company fails to register the shares within the six-month period it is to pay liquidated damages to the investors of 12% per annum of the purchase price.

The Balance Sheet of the Company at September 30, 2003 would appear as follows if this transaction had been completed as of that date.

Hartville Group, Inc. and Subsidiaries

(A Development Stage Company)

Pro Forma Consolidated Balance Sheets

September 30, 2003
ASSETS
Current Assets
Cash	$4,376,939
Premiums and commissions receivable	535,161
Other receivables	124,589
Prepaid expenses	24,951

Total Current Assets	5,062,640

Fixed Assets – net	897,363

Other Assets – net	678,549

Total Assets	$6,637,552

HARTVILLE GROUP, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2003

NOTE 9 - SUBSEQUENT EVENTS-CONTINUED

LIABILITIES AND EQUITY

Current Liabilities
Notes payable	$—
Accounts payable	55,236
Accrued expenses	90,294
Premium deposits	1,552,986
Unearned commissions	3,702
Accrued taxes	50,000
Current portion of long-term debt	11,506

Total Current Liabilities	1,763,724

Long-term Debt	26,970

Total Liabilities	1,790,694
Stockholders’ Equity
Common stock, 50,000,000 shares authorized: $.001 par value; 10,114,890 shares issued and outstanding	10,114
Additional paid in capital	4,802,305
Income accumulated during development stage	34,438

4,846,857

Total Liabilities and Equity	$6,637,551

Notes to Pro Forma Consolidated Balance Sheets (Unaudited)

1. The cash balances and equity accounts have been adjusted to record the sale of 5,263,579 shares of the Company’s Common Stock for $5,000,000.

2. The majority shareholder of the Company returned 900,000 shares of the Company’s Common Stock in satisfaction of $1,936,000 of its outstanding receivable with the Company. These shares were included in the shares sold to the investor group.

3. The $3,000,000 Note payable and all related fees are paid in full by the Company.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

The Company’s Articles of Incorporation, as amended and restated, eliminate the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by Nevada law. The Company’s Bylaws provide that the Company shall have the power to indemnify its officers and directors to the extent permitted by Nevada law. Nevada law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with Nevada law.

The provisions affecting personal liability do not abrogate a director’s fiduciary duty to the Company and its shareholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director’s duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director, or for violations of the federal securities laws.

The provisions regarding indemnification provide, in essence, that the Company will indemnify its directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director’s status as a director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for “short-swing” profits violations under the federal securities laws, for the receipt of illegal remuneration or if the director received a benefit in money, property or services to which the director is not legally entitled. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance.

The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

The Company may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

Other Expenses of Issuance and Distribution

The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Fee	$2,321
Accountants’ Fees and Expenses	11,585
Legal Fees and Expenses	50,000
Blue Sky Fees and Expenses	5,000
Printing and Mailing Costs	2,000
Miscellaneous	1,000

TOTAL	$26,906

Recent Sales of Unregistered Securities.

On October 20, 2003, we completed a five million dollar ($5,000,000) private placement of our securities, which included the sale of 5,263,579 shares of restricted common stock, issued to certain private investors for a purchase price of $0.95 per share, and 2,631,579 warrants to purchase common stock at $1.90 per share.

Available Information

Currently, we are not required to deliver our annual report to security holders. However, we will voluntarily send an annual report, including audited financial statements, to any shareholder that requests it. As of the effective date of this registration, we will be subject to the information requirements of the Securities Exchange Act of 1934 and in accordance therewith will file reports, proxy statements and other information with the Commission and provide shareholders with the information required under the Securities Act of 1934.

We are filing this registration statement on form SB-2 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in this registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials.

You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation (1)

3.2	By-Laws of Venturelist.com (1)

4.1	Form of Specimen of common stock (1)

4.2	2003 Non-Qualified Stock Option Plan (2)

5.1	Legal opinion of Joseph I. Emas, Attorney At Law with consent to use (6)

10.1	Exchange Agreement between Hartville Group, Inc. formerly Venturelist .com, Inc., and Hartville Equestrian, Inc., Formerly Hartville Group, Inc. (3)

10.2	Certificate of Amendment to Articles of Incorporation. (3)

10.1	Stock Purchase Agreement with Whiskers, Inc. (4)

10.2	Promissory Note with Samir Financial II, L.L.C. (4)

10.3	Loan and Security Agreement with Samir Financial II, L.L.C. (4)

10.4	Hartville Group, Inc. Common Stock Warrant (4)

10.5	Stock Purchase Agreement between Hartville Group, Inc. and certain Investors, dated October 8, 2003 (5)

23.1	Consent of Accountants (6)

23.2	Consent of Joseph I. Emas (included in Exhibit 5.1) (6)

(1)	Filed as an Exhibit to the Company’s registration statement on Form SB-2 (File No. 333-48544 ) and herein Incorporated by reference.
(2)	Included as an Exhibit to the Company’s Registration Statement on Form S-8 filed on February 19, 2003 (File No. 333-103319) including all pre and post effective Amendments thereto, and incorporated herein by reference.
(3)	Filed as an Exhibit to the Company’s Form 8-K filed on September 16, 2002.
(4)	Filed as an Exhibit to the Company’s Form 10-KSB/A filed on April 24, 2003
(5)	Filed as an Exhibit to the Company’s Form 8-K filed on November 10, 2003.
(6)	Filed herewith.

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City North Canton, State of Ohio on January 16, 2004.

/s/ W. Russell Smith III
By: W. Russell Smith III
President, Chairman of the Board

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signatures	Title	Date
/s/ W. Russell Smith III W. RUSSELL SMITH III	Chairman of the Board and President	January 16, 2004

/s/ Dr. Tomas Neuzil DR. TOMAS NEUZIL	Director	January 16, 2004

/s/ Roger A. Kimmel, Jr. ROGER A. KIMMEL, JR.	Director	January 16, 2004

Power of Attorney

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints W. Russell Smith III, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

January 16, 2004

/s/ W. Russell Smith III
By: W. Russell Smith III
President, Chairman of the Board

Exhibit Index

Exhibit No.	Description
5.1	Legal opinion of Joseph I. Emas, Attorney At Law with consent to use

23.1	Consent of Accountants